UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant’s name into English)

Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No   ☒.

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-.

Acquisition of Feishang Mining Holdings Limited

On February 3, 2006 China Natural Resources, Inc. consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining Holdings Limited, a British Virgin Islands company (“Feishang”), from Feishang Group Limited, a British Virgin Islands company, the former owner of all of the issued and outstanding common stock of Feishang (the “Shareholder”).

Under the terms of the Acquisition Agreement governing the acquisition, China Natural Resources issued 9,980,593 of its common shares to the Shareholder, representing approximately 86.4% of its issued and outstanding common shares (after giving effect to the issuance and the exchange of 320,000 currently outstanding preferred shares for 320,000 common shares, as described below), and issued to the Shareholder warrants (the “Warrants”) to purchase an additional 4,500,000 common shares. Ching Lung Po, director, President, Chief Executive Officer and Chairman of China Natural Resources resigned at the closing of the acquisition, and Li Feilie, Chairman of Feishang, was appointed as director, President, Chief Executive Officer and Chairman of China Natural Resources. The balance of China Natural Resources’ directors and executive officers remain unchanged following the acquisition.

The Warrants entitle the holder to purchase: 2,000,000 common shares of China Natural Resources at an exercise price of $4.00 per share for a period of two years from the closing date; 1,500,000 common shares at an exercise price of $4.50 per share for a period of three years from the closing date; and 1,000,000 shares at an exercise price of $5.00 per share for a period of four years from the closing date. Other than the exercise price and exercise period, all other terms and conditions of the Warrants are identical. The Warrants provide that the exercise price is subject to adjustment in the event of stock splits, dividends and reclassifications. The expiration date of the Warrants is subject to acceleration in the event of the sale, conveyance or disposal of all or substantially all of China Natural Resources’ property or business or a merger with or into or consolidation with another company or other transaction or series of transactions in which more than 50% of the voting power of China Natural Resources is disposed of, except for a merger undertaken solely for the purpose of changing the domicile of the company or in connection with an equity financing in which China Natural Resources is the surviving corporation.

In connection with the acquisition, Winsland Capital Limited, a corporation wholly owned by Ching Lung Po, exchanged 320,000 Series B preferred shares of China Natural Resources for 320,000 common shares. Under the Acquisition Agreement, the Shareholder has irrevocably agreed that for a period of two years from the closing date it will not sell, transfer, pledge, mortgage or otherwise dispose of any of the shares of China Natural Resources it receives in the transaction.

History of Feishang

Feishang was incorporated under the laws of the British Virgin Islands in September 2004. Feishang beneficially owns 100% of the capital stock of Wuhu Feishang Mining Development Co., Ltd. (“Wuhu”), a company established under the laws of the People’s Republic of China (“PRC”).  Feishang treats the business of Wuhu, a mining enterprise principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC, as its principal business activity.

Wuhu was established as a sino-foreign joint stock limited liability company between Wuhu Feishang Enterprise Development Company Limited (“WFED”) (50%) and Feishang International Holdings Limited (“FIH”) on June 21, 2002 with a tenure of 20 years from the date of its business license. The tenure can be extended by agreement between the joint venture partners with the necessary approval from the relevant government agencies. In May 2003, Wuhu acquired the entire business of Anhui Fanchang Zinc and Iron Mine. In April 2005, WFED and FIH transferred their interests in Wuhu to Feishang, at cost, and since the date of such transfer, Feishang has been the owner of 100% of the capital stock of Wuhu.

Business of Feishang

Feishang conducts its operations through Wuhu. Wuhu’s principal activities are the mining of zinc, iron and other minerals for distribution in the PRC. At present, Wuhu owns the mining rights to two mines located in Wuhu, Anhui Province, the PRC: The Yang Chong Mine contains iron and zinc minerals and the Zao Yun Mine contains mainly iron minerals. The two mines produced 59,000 tons of iron and 8,000 tons of zinc in 2004. The majority of the iron and zinc ore is mined from the Yang Chong Mine. The Yang Chong Mine has a total mining area of 0.186 square kilometers. The Zao Yun Mine has a total mining area of approximately 0.0136 square kilometers.

The table below summarizes the production quantity, sales quantity and sales revenues for each of the years ended December 31, 2002, 2003 and 2004 included in continuing operations.

	2002	2003	2004	2004
Production quantity (tons): Zinc Iron Micaceous iron oxide – grey	5,415 62,553 94	8,170 48,265 766	7,800 58,160 1,072

Sales quantity (tons): Zinc Iron Micaceous iron oxide – grey	5,438 71,538 833	8,345 51,786 723	7,782 58,326 1,089

Sales revenue (RMB’000): Zinc Iron Micaceous iron oxide – grey	18,540 16,059 1,531	27,350 13,562 1,420	36,764 39,071 2,104	(US$’000) 4,440 4,719 254

The Yang Chong Mine has been in production since 1999. In 2005, the daily mining capacity of the Yang Chong Mine was approximately 400 tons of ore. An independent valuation concluded that approximately 4.4 million tons of proven mineable reserves exist at the Yang Chong Mine, including 1.6 million tons of zinc, 2.3 million tons of iron and 0.5 million tons of zinc and iron mix. The total output of zinc and iron is expected to be approximately 180,000 tons and 1,700,000 tons, respectively.

The Zao Yun Mine has been in operation since 1998. In 2005, the monthly mining capacity of the Zao Yun mine was approximately 4000 tons of iron ore. On 11 August 2003, Wuhu renewed the mining rights to the Zao Yun Mine through August 2006. These mining rights may be renewed upon expiration.

Wuhu outsources mining activities to an unrelated third party. Under two agreements both dated October 1, 2002, Wuhu entered into sub-contracting agreements with Zhejiang Universal Tunnel Engineering Co. Ltd. for outsourcing the mining activites for the Yang Chong Mine and the Zao Yun Mine. For the Yang Chong Mine, the subcontractor guarantees a volume of 5,000 tons per month and charges a service fee of RMB41.2 (US$ 5.0) per ton of ore mined, RMB1,188 (US$ 143) per extra meter mined and RMB13 (US$1.6) per ton of overburden removal. For the Zao Yun Mine, the subcontractor charges a service fee of RMB68 (US$8.2) per ton of ore. Wuhu can terminate the agreement if the subcontractor fails to meet the guaranteed minimum volume requirement.

Wuhu’s management believes that prospects in the PRC iron market will continue to present it with attractive opportunities for growth and expansion. Wuhu plans to increase the existing daily mining capacity to 900 tons in 2007 by opening two additional mine shafts. One mine shaft opened in December 2005 and the other is expected to open in late 2006.

The daily refining capacity of Wuhu is approximately 600 tons. Wuhu plans to increase its current processing capacity by expanding the existing processing facilities in 2006 and it expects the daily refining capacity will gradually increase to 800 tons in 2009 with the expanded processing facilities. The expansion work has not yet commenced and management estimates the total budget for the expansion work will be approximately RMB2 million (US$241,546).

Customers

Wuhu sells zinc and iron products to companies in the PRC. All of Wuhu’s zinc products were sold to a single customer, Wulo Island Zinc Stock Company Limited (“Wulo Island”), which is the largest zinc processor in Asia. Wuhu has a one-year sales contract with Wulo Island subject to renewal every year. All sales to Wulo Island were made on a cash on delivery basis. For iron and other products, sales are generally made under sales contracts with customers, typically with a one-year term. Approximately 90% of these sales are made on a cash on delivery basis. For the others, management may extend up to one month’s credit to customers who are determined to be creditworthy.

At December 31, 2003 and 2004, the five largest customers accounted for 84% and 95% of trade receivables, respectively. During the year ended December 31, 2002, two customers accounted for 51% and 16%, respectively, of Wuhu’s sales. During the four months ended April 30, 2003, two customers accounted for 60% and 33%, respectively, of Wuhu’s sales. During the eight months ended December 31, 2003, one customer accounted for 66% of Wuhu’s sales. During the year ended December 31, 2004, three customers accounted for 47%, 24% and 10%, respectively, of the Wuhu’s sales.

Competition

Wuhu faces competition from Nanjing Xixia Lead Zinc Silver Mine (“Nanjing”) which produces 20,000 tons of zinc annually. Wulo Island sources zinc metal from both Nanjing and Wuhu. However, as Wulo Island’s annual demand for zinc metal is approximately 300,000 tons, and since Wuhu has a long-standing sales relationship with Wulo Island, management believes that Wuhu will be able to renew its sales contract with Wulo Island as it has in the past. In addition, Wuhu faces competition from other smaller mines around the region for its iron products. However, management believes that Wuhu has the competitive advantage based upon its high product quality and purity, and low cost of production.

Government Regulation

Under the “Mineral Resources Law”, all mineral resources of the PRC are owned by the government. Mining rights are granted by the government permitting recipients to conduct mining activities in a specific mining area during the license period. On December 31, 2005, Wuhu renewed its license for mining rights to 0.186 square kilometers covering Yang Chong Mine, through December 2011. Although Wuhu believes that it will be able to renew licenses as it has done in the past, there can be no assurance that Wuhu will be able to exploit the entire mineral resources of its mines during its license period. If Wuhu fails to renew its license for mining rights upon expiration or if it cannot effectively utilize the resources within a license period, the operation and performance of Wuhu may be adversely affected.

Wuhu’s mining rights entitle it to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Wuhu is required to submit mining proposal and feasibility studies to the relevant PRC authority. In addition, Wuhu is obligated to pay an annual natural resources fee in an amount equal to 2% of annual sales. Wuhu paid and/or accrued license fees of RMB3 million (US$362,319) when it renewed the license in December 2005.

Environmental protection

The PRC’s State Environmental Protection Administration Bureau is responsible for the supervision of environmental protection, the implementation of national standards for environmental quality and discharge of pollutants, and the supervision of the environmental management system of the PRC. Environmental protection bureaus at the county level or above are responsible for environmental protection within their jurisdictions.

The laws and regulations governing environmental protection require each company to provide environmental impact statements for a construction project with the environmental protection bureaus at the county level. These statements must be filed prior to the commencement of construction, expansion or modification of a project. The environmental protection bureaus inspect new production facilities and determine compliance with applicable environmental standards, prior to the commencement of operations.

The PRC Environmental Protection Law requires production facilities that may cause pollution or produce other toxic materials to take steps to protect the environment and to establish an environmental protection and management system. The system includes the adoption of effective measures to prevent and control exhaust gas, sewage, waste residues, dust or other waste materials. Entities discharging pollutants must register with the relevant environmental protection authorities.

Penalties for breaching the Environmental Protection Law include a warning, payment of a penalty calculated based on the damage incurred, or payment of a fine. When an entity fails to adopt preventive measures or control facilities that meet the requirements of environmental protection standards, it is subject to suspension of production or operations and to a fine. Material violations of environmental laws and regulations causing property damage or casualties may result in criminal liabilities.

Management believes that Wuhu is in material compliance with all applicable environmental protection requirements.

Employees

Feishang presently has two employees consisting of its Chairman and Chief Financial Officer. Wuhu currently employs 377 persons on a full time basis, including 62 technicians and professionals. Feishang believes that its relations and those of Wuhu with their employees are generally good.

Risk Factors

Wuhu’s earnings may be affected by metals price volatility

The majority of Wuhu’s revenue is derived from the sale of iron and zinc and, as a result, our earnings are directly related to the prices of these metals. At present, the price of these metals in the PRC is generally in line with that in the international market. There are many factors influencing the price of iron and zinc including expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions.

These factors are beyond Wuhu’s control and are impossible for it to predict. As a result, changes in the price of zinc and iron may adversely affect Wuhu’s operating results. Wuhu has not engaged in hedging transactions or alternative measures to manage possible price fluctuations.

Wuhu’s ore reserve estimates may be imprecise

Both the quantity of ores and metal reserves are primarily based on estimates and there is no assurance that reserve estimates can be fully recovered. Investors are strongly cautioned not to place undue reliance on reserve estimates. Wuhu’s reserves have been estimated by an independent PRC valuer. However, reserve estimation is an interpretive process based upon available data and various assumptions that are believed to be reasonable. The estimates may prove to be inaccurate, in which event Wuhu’s production and our operating results may be adversely affected The economic value of ore reserves may be adversely affected by price fluctuations in the metal market, reduced recovery rates or a rise in production costs as a result of inflation or other technical problems arising in the course of extraction.

Reliance on operating performance of a single mine

The principal operating asset of Wuhu is the Yang Chong Mine. Historically, over 80% of Wuhu’s sales have been generated from the Yang Chong Mine. Since its acquisition in May 2003 and through December 31, 2004, 100 % of Wuhu’s sales of zinc and approximately 70% of Wuhu’s sales of iron were derived from theYang Chong Mine. Although Wuhu plans to increase its production levels by opening two additional mine shafts in the Yang Chong Mine, as well as by acquiring additional mining rights in the PRC, there is no assurance that these development projects will be successful. If these development plans are unsuccessful, Wuhu may suffer a decrease in overall profit margins, operating performance and investment return, and the operating results of Wuhu may be adversely affected.

Amortization policy for mining rights

Wuhu’s mining rights are amortized based on actual units of production over the proven and probable reserves of the mines. Wuhu reviews the production plans and the reserve levels of the mines periodically. Accordingly, any material change in the production plan of Wuhu’s mines or modification of reserve levels may have a negative impact on Wuhu’s operating results.

Reliance on sub-contractor

Wuhu sub-contracts its ore extraction work to a third party. To some extent, the operations of Wuhu are affected by the performance of the contractor, whose activities are not within Wuhu’s control. If the contractor fails to achieve the guaranteed monthly extraction volume, or the contractor otherwise fails to perform its obligations under its agreement with Wuhu, the agreement may be terminated by Wuhu; however, termination of the relationship could adversely affect the operating results of Wuhu.

Risks and hazards associated with the mining industry

Wuhu’s business is subject to a number of risks and hazards including:

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environment hazards;

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industrial accidents;

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unusual or unexpected geologic formations;

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explosive rock failures; and

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flooding and periodic interruptions due to inclement or hazardous weather conditions.

Such risks could result in:

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damage to or destruction of mineral properties or production facilities;

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personal injury or death;

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environmental damage;

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delays in mining;

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monetary losses; and

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legal liability.

Wuhu emphasizes environmental protection in its operations and related activities. A significant financial commitment has been made towards the construction of environmental protection facilities and the establishment of a sound environmental protection management and monitoring system. Although Wuhu is currently in compliance with applicable environmental regulations of the PRC government, any changes to these regulations may increase the operating costs of the Company and may adversely affect the operating results of the Company.

During the course of its mining activities, Wuhu uses dangerous materials. Although Wuhu has established stringent rules relating to the storage, handling and use of such dangerous materials, there is no assurance that accidents will not occur. Should Wuhu be held liable for any such accident, Wuhu may be subject to penalties, and possible criminal proceedings may be brought against its employees.

Dependence on Single Customer

Wuhu’s entire production of zinc for the years ended December 31, 2002, 2003 and 2004 were sold to a single customer, Wulo Island Zinc Stock Company Limited, the largest zinc manufacturer in Asia. Wuhu is a party to a one-year sales contract with Wulo Island, subject to annual renewal. In the event Wuhu and Wulo Island are unable to agree upon renewal terms or Wuhu’s sales contract with Wulo Island is not renewed for any other reason, Wuhu will have to identify one or more alternative outlets for its zinc production. While the sales contract has been renewed on an annual basis in the past, in the event the contract is not renewed in the future, our results of operations may be adversely affected.

Competition for resources

Mines have limited lives and as a result, Wuhu continually seeks to expand its reserves through the acquisition of mining rights at new locations. As there is a limited supply of desirable mineral deposits in the PRC, Wuhu faces strong competition for mining rights from other mining companies, some of which have greater financial resources than Wuhu, Wuhu may not be able to acquire attractive mineral rights on terms that Wuhu considers acceptable.

Political and economic considerations

Since 1997, the PRC government has been making efforts to promote reforms of its economic system. These reforms have brought about marked economic growth and social progress, and the economy of China has shifted from a planned economy to a socialist market economy. Wuhu has also benefited from the economic reforms implemented by the PRC government and the economic policies and measures. However, revisions or amendments may be made to these policies and measures from time to time, and Wuhu is not in a position to predict whether any change in the political, economic or social conditions may adversely affect the operating results of Wuhu.

Legal considerations

The PRC legal system is a statutory law system. Unlike the common law system, decided legal cases have little significance for guidance, and rulings by the court can only be used as reference with little value as precedents. Since 1979, the PRC government has established a commercial law system, and significant progress has been made in promulgating laws and regulations relating to economic affairs. Examples are the organization of companies and their regulation, foreign investment, commerce, taxation and trade. However, these regulations are relatively new and the availability of public cases as well as the judicial interpretation of them are limited in number. Moreover, as they are not binding, both the implementation and interpretation of these regulations are uncertain in many areas.

The interpretation of PRC laws may also be subject to policy changes reflecting domestic political changes, and new laws, changes to existing laws and the pre-emption of local regulations by national laws may adversely affect foreign investors. The activities of our subsidiaries in China are subject to PRC regulations governing PRC companies.

Geographic limitations may make it difficult to obtain jurisdiction over our company or our assets

During 2005, we became a British Virgin Islands company and our officers and directors are non-residents of the United States, our assets are located in the PRC and our operations are conducted in the PRC. Therefore, it may not be possible to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered against us or them. Moreover, there is doubt whether courts in the British Virgin Islands or the PRC would enforce (a) judgments of United States courts against us, or our directors or officers based on the civil liability provisions of the securities laws of the Unites States or any state, or (b) in original actions brought in the British Virgin Islands or the PRC, liabilities against us or any non-residents based upon the securities laws of the United States or any state.

The rights of our shareholders are subject to British Virgin Islands law, the provisions of which may not be as favorable to shareholders as US law

Since we are a British Virgin Islands company, the rights of our shareholders may be more limited than those of shareholders of a United States corporation. In this regard, our directors are permitted to take action that, under the laws of most states of the United States require shareholder approval. These actions include authorizing reorganizations, asset sales (of less than 50% of our total assets) and amendments to our Memorandum and Articles of Association (that do not vary the rights of shareholders).

Our status as a “foreign private issuer” results in less information being available about us than domestic reporting companies

We are a foreign private issuer and are not required to file as much information about us as United States issuers are required to file. In this regard we are not required to file quarterly reports on Form 10-Q or Current Reports on Form 8-K; we are exempt from the provisions of Regulation FD aimed at preventing issuers from making selective disclosures; the SEC proxy statement and information statement rules do not apply; and our officers, directors and principal shareholders are not required to file reports detailing their beneficial ownership of our shares. There is generally greater information available about United States issuers than about foreign private issuers such as us, and the lack of information about us makes it more difficult to make investment decisions about us.

We do not intend to pay dividends in the foreseeable future and there are restrictions on the conversion of local currency

We do not intend to pay dividends for the foreseeable future as we intend to reinvest earnings from operations, if any, back into our operations. In addition, our holding company structure creates restrictions on our payment of dividends. The payment of dividends is also subject to numerous restrictions imposed under PRC law, including restrictions on the conversion of local currency into United States dollars and other currencies.

As a “foreign private issuer” we are not subject to certain rules promulgated by Nasdaq that other Nasdaq-listed issuers are required to comply with

Our common shares are currently listed on the Nasdaq SmallCap Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq applicable to listed companies. As permitted under Nasdaq rules applicable to foreign private issuers such as China Natural Resources, we have determined not to comply with the following Nasdaq rules:

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a majority of our board of directors are not independent as defined by Nasdaq rules;

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our independent directors do not hold regularly scheduled meetings in executive session;

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the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present in the deliberations concerning his compensation;

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related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors;

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we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person; and

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we are not required to participate in an electronic link with a specified registered depository in connection with any direct registration program that we may establish in the future.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions.

There are a limited number of our common shares in the public float and trading in our shares is not active; therefore, our common shares tend to experience price volatility

There are only approximately 902,906 of our common shares in the public float and, in general, there has not been an active trading market for our shares. Our shares tend to trade along with other shares of public companies whose operations are based in the People’s Republic of China. These shares tend to exhibit periods of extreme volatility and price fluctuations, even when there are no events peculiar to the Company that appear to warrant price changes. We cannot assure you that price volatility will not continue in the future or, as a result thereof, that market prices will reflect actual values of our company.

As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The share price could, for example, decline precipitously in the event that a large number of shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative new or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be in the case with the stock of a seasoned issuer.

Other Operations

China Natural Resources will also continue to operate the business it conducted prior to the acquisition of Feishang. As of December 31, 2004, China Natural Resources’ active business operations consisted of its advertising, promotion and public relations business. China Natural Resources has been engaged in advertising, promotion and public relations services since the third quarter of 2003 through its wholly-owned subsidiary, iSense. iSense is an integrated marketing company dedicated to providing creative advertising and promotions services to both local and international customers engaged in various industries, including technology and new media, healthcare products and consumer goods.

Executive Officers and Directors of China Natural Resources

At the closing of the acquisition of Feishang, Mr. Ching Lung Po, resigned as director, CEO, President and Chairman of China Natural Resources and Mr. Li Feilie was appointed as director, CEO, President and Chairman. Other than the resignation of Mr. Ching and the appointment of Mr. Li, the officers and directors of China Natural Resources have not changed as a result of the acquisition.

Following consummation of the acquisition, the executive officers and directors of China Natural Resources are as follows:

Name	Age	Position

Li Feilie	39	President, Chief Executive Officer, Chairman and Director
Tam Cheuk Ho	43	Director and Chief Financial Officer
Wong Wah On	42	Director, Secretary and Financial Controller
Lam Kwan Sing	36	Non-employee Director
Ng Kin Sing	43	Non-employee Director
Lo Kin Cheung	41	Non-employee Director

Mr. Li Feilie has served as a director of Feishang Mining Holdings Limited since September 2004. Mr. Li served as the Chairman of Wuhu from June 2002 to June 2004. Mr. Li has been the chairman of Shenzhen Feishang Industrial Development Co. Ltd., Wuhu Feishang Industry Development Co. Ltd. and Wuhu Port Co. Ltd., companies beneficially owned by Mr. Li, since June 2000, December 2001 and October 2002, respectively. He has also served as director of Pingxiang Iron & Steel Co. Ltd. since July 2003. From March 2002 to April 2004, Mr. Li served as the chairman of Fujian Dongbai (Group) Co. Ltd. Mr. Li graduated from the Economic Department of Peking University and was awarded a Master’s degree from the Graduate School of Peking University.

Mr. Tam Cheuk Ho has served as a director of China Natural Resources since December 23, 1993, and as its Chief Financial Officer since November 22, 2004. He served as the Chief Financial Officer and a director of China Resources from December 2, 1994 until completion of the redomicile merger by which China Natural Resources changed its domicile to the British Virgin Islands (the “Redomicile Merger”). From July 1984 through January 1992, he worked as an Audit Manager at Ernst & Young, Hong Kong, and from February 1992 through September 1992, as Financial Controller at Tack Hsin Holdings Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992, through December 1994, Mr. Tam was Finance Director of Hong Wah (Holdings) Limited. He is a fellow of both the Hong Kong Society of Accountants and the Chartered Association of Certified Accountants. He is also a certified public accountant in Hong Kong. He holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong. Mr. Tam is also a director of Anka Capital Limited, a privately-held corporation, through which he is a principal shareholder of the Company.

Mr. Wong Wah On has been a director of China Natural Resources since January 25, 1999, as its Secretary since February 1, 1999 and its Financial Controller since November 22, 2004. He served as Financial Secretary, Financial Controller and a director of China Resources from December 30, 1997 until completion of the Redomicile Merger. He is responsible for assisting the Chief Financial Officer with the Company’s treasury, accounting and secretarial functions. From October 1992 through December 1994, Mr. Wong was the Deputy Finance Director of Hong Wah (Holdings) Limited. From July 1988 through October 1992, he was an audit supervisor at Ernst & Young, Hong Kong. Mr. Wong is also a director of Anka Capital Limited, a privately-held corporation, through which he is a principal shareholder of the Company. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow of both the Chartered Association of Certified Accountants and the Hong Kong Society of Accountants, and an associate of the Institute of Chartered Secretaries and Administrators. He is also a certified public accountant in Hong Kong.

Mr. Lam Kwan Sing has been a director and a member of China Natural Resources’s audit committee since November 22, 2004. He served as a director and a member of the Audit Committee of China Resources from March 20, 2003 until completion of the Redomicile Merger. Mr. Lam has been the executive director of Pacific Challenge Holdings Limited, a Hong Kong listed company, where he is responsible for the overall corporate finance and accounting operations. From 2000 to 2002, Mr. Lam was the business development manager of China Development Corporation Limited, a Hong Kong listed company. From 1997 to 2000, he was the business development manager of Chung Hwa Development Holdings Limited, a Hong Kong listed company. From 1995 to 1997, Mr. Lam was the assistant manager (Intermediaries supervision) of Hong Kong Securities and Futures Commission. Mr. Lam holds a Bachelor’s degree in Accountancy from the City University of Hong Kong.

Mr. Ng Kin Sing has been a director and a member of China Natural Resources’s audit committee since November 22, 2004. He served as a director and a member of the Audit Committee of China Resources from February 1, 1999 until completion of the Redomicile Merger. From April 1998 to the present, Mr. Ng has been the managing director of Action Plan Limited, a securities investment company. From November 1995 until March 1998, Mr. Ng was sales and dealing director for NatWest Markets (Asia) Limited; and from May 1985 until October 1996, he was the dealing director of BZW Asia Limited, an international securities brokerage house. Mr. Ng holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

Mr. Lo Kin Cheung has been a director and a member of China Natural Resources’s audit committee since November 22, 2004. He served as a director and a member of the Audit Committee of China Resources from May 30, 2000 until completion of the Redomicile Merger. From September 2001 to present, Mr. Lo has been the chief financial officer of Lee Fung – Asco Printers Holdings Limited, a Hong Kong listed company, where he is responsible for the overall corporate financial operations. From March 1998 to August 2001, Mr. Lo was the executive director of Wiltec Holdings Limited, a Hong Kong listed company, where he was responsible for corporate development and day-to-day operations. From July 1986 until March 1998, Mr. Lo was the principal at Ernst & Young, Hong Kong. He is a fellow of both the Hong Kong Society of Accountants and the Chartered Association of Certified Accountants. He holds a Bachelor’s degree of Science from the University of Hong Kong.

Principal Officer of Wuhu

Mr. Tang Mian, age 42, has been the Director and General Manager of Wuhu since June 2002. From September 1996 to June 2002, he was the manager of Anhui Fanchang Zinc and Iron Mine, the predecessor of Wuhu. Mr. Tang holds a master’s degree in business administration.

Principal Shareholders of China Natural Resources, Inc. and Beneficial Ownership by Management

The following table sets forth certain information known to us concerning the beneficial ownership of our common shares as of February 4, 2006 (after giving effect to the conversion of 320,000 preferred shares for 320,000 common shares, and the issuance of 9,980,593 common shares in connection with the acquisition of Feishang) by:

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each person known by us to be the owner of more than 5% of our outstanding common shares;

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each of our directors;

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each of our executive officers; and

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all executive officers and directors as a group.

A person is deemed to be the beneficial owner of securities that can be acquired by such a person within 60 days from the record date upon exercise of options, warrants or convertible securities. Each beneficial owner’s percentage of ownership is determined by assuming that options, warrants and convertible securities that are held by such a person (but not those held by any other person) and are exercisable within 60 days from the date hereof have been exercised. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. Unless otherwise indicated the address of each beneficial owner is Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong.

The table is based upon 11,548,416 issued and outstanding common shares, and except as indicated in the preceding paragraph with respect to beneficial ownership, without giving effect to the issuance of 4,500,000 common shares upon exercise of the Warrants.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,480,593	(1)	90.2%
Tam Cheuk Ho	224,897	(2)	1.9%
Wong Wah On	224,897	(3)	1.9%
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Lo Kin Cheung	—		—
Officers and Directors as a Group (6 persons)	14,785,490	(1)(4)	92.1%

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(1)

Shares are held in the name of Feishang Group Limited, a British Virgin Islands corporation that is wholly owned by Mr. Li. Includes 9,980,593 outstanding common shares and 4,500,000 common shares issuable upon exercise of the Warrants.

(2)

Includes 144,897 shares registered to Anka Capital Limited, a company owned 50% by Mr. Tam. Mr. Tam disclaims beneficial ownership of the shares owned by Anka Capital Limited, except to the extent of his pecuniary interest.

(3)

Includes 144,897 shares registered to Anka Capital Limited, a company owned 50% by Mr. Wong. Mr. Wong disclaims beneficial ownership of the shares owned by Anka Capital Limited, except to the extent of his pecuniary interest.

(4)

While beneficial ownership of the 144,897 shares owned of record by Anka Capital Limited has been attributed to each of Mr. Tam and Mr. Wong (see footnotes 2 and 3, above), for purposes of the shares owned by officers and directors as a group, the shares owned by Anka Capital Limited have only been included once.

Financial Statements

(a)

Financial statements of business acquired*:

Financial statements for Wuhu Feishang Mining Development Co. Ltd. will be filed by amendment to this Form 6-K.

(b)

Proforma financial information*:

Proforma financial information reflecting the effects of the transaction with Wuhu Feishang Mining Development Co. Ltd. will be filed by amendment to this Form 6-K.

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*

Financial statements of Feishang Mining Holdings Limited will not be included as its accounts are insignificant and are not deemed material to an understanding of the operations of Wuhu Feishang Mining Development Co. Ltd., or the consolidated operations of Feishang Mining Holdings Limited.

Conventions

Unless otherwise specified, all references in this report to “U.S. Dollars,” “Dollars,” “US$,” or “$” are to United States dollars; all references to “Hong Kong Dollars” or “HK$” are to Hong Kong dollars; and all references to “Renminbi” or “RMB” are to Renminbi yuan, which is the lawful currency of the People’s Republic of China. The accounts of the Company and its subsidiaries are maintained in either Hong Kong Dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange as quoted by the People’s Bank of China (the “PBOC Rate”) on December 31, 2004, which was U.S.$1.00 = Rmb8.28. Translations from Hong Kong Dollars to U.S. Dollars have been made at the single rate of exchange as quoted by the Hongkong and Shanghai Banking Corporation Limited on December 31, 2004, which was US$1.00 = HK$7.80. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

Informal Inquiries by Securities and Exchange Commission and NASD

The Company has received separate informal inquiries from the United States Securities and Exchange Commission’s Division of Enforcement and the National Association of Securities Dealers, Inc.’s Department of Market Regulation requesting information relating to the trading activity in the Company’s shares during the period leading to announcement of the Acquisition Agreement on January 26, 2006. The Company is cooperating with the regulatory authorities and supplying responses to the requested information.

Exhibits

No.

Description

10.1

Acquisition Agreement dated January 24, 2006 (1).

10.2

Form of Common Stock Purchase Warrant issued to Feishang Group Limited (2).

10.3

Exchange Agreement dated January 24, 2006 by and between China Natural Resources, Inc. and Winsland Capital Limited.

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(1)

Filed as Exhibit 10.1 to the Current Report on Form 6-K filed by China Natural Resources, Inc. on January 25, 2006 and hereby incorporated by reference.

(2)

Filed as Schedule 3 to Exhibit 10.1 to the Current Report on Form 6-K filed by China Natural Resources, Inc. on January 25, 2006 and hereby incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date:  February 9, 2006

CHINA NATURAL RESOURCES, INC.

By:	/s/ LI FEILIE
Li Feilie, CEO